November 25, 2009
VIA EDGAR & FACSIMILE
John T. Archfield, Jr.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax No. (703) 813-6963

Re:	American HomePatient, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 5, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed on August 10, 2009
Response Letter Dated November 5, 2009
File No. 0-19532
Dear Mr. Archfield:
     This letter is in response to the comments of the Staff of the Securities and Exchange Commission set out in your November 13, 2009 letter to American HomePatient, Inc. (the “Company”).
Form 10-K for Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Critical Accounting Policies and Estimates, page 41
Valuation of Goodwill and Other Intangible Assets, page 44
1.	You state in response to comment four in our letter dated October 26, 2009 that your one reporting unit passed step one of the goodwill impairment test performed as of September 30, 2008, by definition, because the fair value was greater than its essentially zero-basis carrying value. It appears that you have passed the step one test again as of September 30, 2009. However in view of your operating and financing difficulties, please tell us how you considered or will consider whether to perform the step two test of SFAS 142. We note you will always pass the step one test as long as you have any degree of market capitalization or other basis of fair value and zero basis carrying value. However, you have other factors that strongly suggest your goodwill is

John T. Archfield, Jr.
November 25, 2009

impaired and we do not believe these factors should be ignored. Describe to us at what point you believe additional testing is required and when you believe impairment is possible. Considering that you have a going concern opinion, history of losses, inability to repay or refinance your debt, tell us how you reconcile these factors with your conclusion that goodwill is recoverable.
Response: Per SFAS 142, paragraph 19, “If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.” Since the Company’s fair value is greater than its negative carrying value as evidenced by positive market capitalization and negative equity, the Company by definition passes Step 1 of the goodwill impairment test and is precluded from moving to Step 2 of the goodwill impairment test. SFAS 142 does not outline any other quantitative or qualitative factors to consider that would indicate Step 2 of the goodwill impairment test could be performed at the discretion of the Company if it passes Step 1. Therefore, the Company concludes that goodwill is not impaired at September 30, 2009 or 2008, as is dictated per the guidance outlined in SFAS 142 paragraph 19.
The Company had a conference call with the SEC staff on Tuesday, November 24, 2009. Per this call, the SEC staff requested various operational and/or financial reports utilized by the Company’s chief operating decision maker in order to make operating decisions/resource allocations. The Company is collecting this information and will provide it to the SEC staff as soon as it is available.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 221-8548 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Stephen L. Clanton
Stephen L. Clanton
Chief Financial Officer